Exhibit 12.1

SPACEHAB, INC.

Consolidated Financial Information

Ratio of Earnings to Fixed Charges

(In thousands, except ratio)

	Twelve Months Ended June 30,						Nine Months Ended March 31, 2005
	2000	2001	2002	2003	2004
Earnings, as defined:
Income (loss) before income taxes	$(5,606)	$(13,671)	$(4,417)	$(82,632)	$2,581		$5,324
Fixed charges, as below	5,001	6,394	8,280	8,537	9,596		4,748
Amortization of capitalized interest	3,673	2,734	1,293	—	—		—
Interest capitalized	3,700	2,700	1,300	—	—		—

Total earnings as defined	$(632)	$(7,243)	$3,856	$(74,095)	$12,177		$10,072

Fixed charges, as defined:
Interest expensed and capitalized	$3,773	$4,804	$6,683	$7,243	$8,237		$4,299
Amortization of debt placement costs	528	623	730	461	726		270
One third of rent expense (1)	700	967	867	833	633		179

Total fixed charges, as defined	$5,001	$6,394	$8,280	$8,537	$9,596		$4,748

Ratio of earnings to fixed charges (2)	—	—	—	—	1.27	x	2.12	x

(1)	The interest factor represents one-third of lease expense, which management believes is representative of the interest component of lease expense.
(2)	For the years ended June 30, 2000, 2001, 2002, and 2003, earnings were insufficient to cover fixed charges by $5.6 million, $13.6 million, $4.4 million, and $82.6 million, respectively. Accordingly, such ratios have not been presented.